SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) – 02.558.118/0001 -65

MANAGEMENT PROPOSAL FOR THE ALLOCATION OF THE RESULT FOR THE YEAR 2007

Dear Shareholders,

The Management of Telemig Celular Participações S.A. (“Company”) proposes that the allocation of the net income for the year 2007, in the amount of one hundred forty eight million, four hundred five thousand, six hundred eleven reais and sixty four centavos (R$148,405,611.64) is carried out as follows:

1. Legal Reserve

In accordance with the provisions in article 193, of Law no. 6,404/76, it proposes to allocate five percent (5%) of the net income to the constitution of the Legal Reserve, in the amount of seven million, four hundred twenty thousand, two hundred eighty reais and fifty eight centavos (R$7,420,280.58) .

2. Proposal of dividends

In accordance with article 202 of Law no. 6,404/76 and articles 11 and 41 of the Company’s Bylaws, the Management proposes the payment of dividends in the amount of thirty eight million, five hundred forty seven thousand, five hundred twenty six reais and ninety one centavos (R$38,547,526.91), resulting in the total compensation of R$1.06464 per preferred share and R$1.06464 per common share, as shown below:

Calculation of the dividends of Preferred Shares

I – 6% of the Capital Stock – Article 11, I, of the Bylaws

Description	Amount – R$

- Capital Stock	515,000,000.00
- Participation of preferred shares	62.8082%

- Capital Stock of preferred shares	323,462,230.00

- Minimum dividends having priority % - (art. 11, I, Bylaws)	6%

- Minimum dividends having priority ascertained	19,407,733.80

II – 3% of the Shareholders’ Equity – Article 11, II, of the Bylaws

Description	Amount – R$

- Total Shareholders’ Equity	1,268,367,212.77
- Participation of preferred shares	62.8082%

- Shareholders’ Equity of preferred shares	796,638,615.73

- Minimum dividends having priority % - (art. 11, II, Bylaws)	3%

- Minimum dividends having priority ascertained	23,899,158.47

1
Management Proposal for the allocation of the result for the year 2007

III – Minimum mandatory dividend – Article 202 Law 6,404/76 – Article 41 of the Bylaws

Description	Amount – R$

- Net Income for the Year	148,405,611.64
- Legal Reserve	(7,420,280.58)
- Realization of the Reserve of Unrealized Profits	13,204,776.58

- Calculation basis of the dividends	154,190,107.63

- Minimum mandatory dividends %	25%

- Minimum mandatory dividends ascertained	38,547,526.91

- Supplementary Dividends

- Proposed Dividends	38,547,526.91

IV – Proposed Dividend

Description	Amount – R$

- Proposed Dividend	38,547,526.91

- Preferred Shares –Minimum dividend 3% SE	23,899,158.47
- Preferred Shares –Supplementary dividend	311,849.33

- Preferred Shares –Total(R$1.06464 per share)	24,211,007.80

- Common Shares – Total(R$1.06464 per share)	14,336,519.11

3. Transfer to Retained Earnings:

The Company’s Management proposes that the remaining balance of the net income for the year 2007, in the amount of one hundred fifteen million, six hundred forty two thousand, five hundred eighty reais and seventy three centavos (R$115,642,580.73) is allocated to retained earnings, based on the capital budget proposed for the year 2008 of its subsidiary, as provided for in article 196 and in compliance with the provisions in article 198 of Law 6,404/76 and articles 39, paragraph 2, and 43, of the Bylaws. .

Thus, the movement of the Net Income for the Year is represented as follows:

Description	Amount – R$

- Net Income for the Year	148,405,611.64
- Realization of Profit Reserve	13,204,776.58
- Appropriation to the Legal Reserve	(7,420,280.58)
- Proposed Dividends	(38,547,526.91)
- Allocation to Retained Earnings	(115,642,580.73)

- Final Balance of the Net Income for the Year	-

Belo Horizonte, February 25, 2008.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

2
Management Proposal for the allocation of the result for the year 2007

     TELEMIG CELULAR PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ/MF) – 02.558.118/0001 -65

MANAGEMENT PROPOSAL FOR THE APPROVAL OF THE CAPITAL BUDGET FOR
THE
FISCAL YEARS FROM 2008 TO 2010

The Management of Telemig Celular Participações S.A., pursuant to article 196 of Law 6,404/76, proposes to the General Meeting the approval of a ceiling amount of Capital Budget, as summarized in the table below:

Capital Budget 2008 to 2010	Parent company R$(000)

Total Sources
Retained Earnings 12.31.2007 - (Holding)	577,385
Retained Earnings in the Operator - 83.25%	440,189

Retained Earnings proposed for retention	137,196

Proposal to retain R$137,196 thousand to meet the capital budget of the operating subsidiary as shown below.

Capital Budget	Subsidiary
2008 to 2010	R$(000)
Total Estimated Budget
Total Investments	1,435,359

Total uses	1,435,359

Total Sources
Retained Earnings 12.31.2007 - (Operator)	528,756
Funds from the Cash Generation after Dividends/Financings	720,117
Financing Receivable – Minas Comunica	49,290
Additional Cash Need (*)	137,196

Total Funds	1,435,359

(*) The Management proposes the retention of a part of the Company’s distributable Retained Earnings, in the amount of R$137,196 thousand, to finance the capital need of the investments of the subsidiary, Telemig Celular S.A..

Belo Horizonte, February 25, 2008.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

Management proposal for the approval of the capital budget from the year 2007 to 2009

TELEMIG CELULAR PARTICIPAÇÕES S.A
Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) – 02.558.118/0001 -65

MANAGEMENT PROPOSAL FOR THE CAPITAL STOCK INCREASE
UPON CAPITALIZATION OF RESERVES

1- Capitalization proposal of the portion of the tax benefit from the goodwill related to the fiscal year 2007

Considering that, from the deferred assets recorded relating to goodwill, the Management of Telemig Celular Participações S.A. (“Company”), booked as amortization expense, for accounting and tax purposes, in the year ended December 31, 2007, the amount of sixty three million, six hundred seventy seven thousand, two hundred forty four reais (R$63,677,244.00), and, also considering the terms of the Memoranduml of Merger of the company “27 de Agosto Participações S.A.”, the Management proposes the capital stock increase in the amount of twenty two million, nine hundred sixty four thousand, four hundred ninety four reais and ninety five centavos (R$22,964,494.95), upon the capitalization of a part of the credit held by the controlling shareholder Telpart Participações S.A. (“Telpart”) before the Company, as Special Goodwill Reserve. This amount corresponds to the effective benefit achieved by the Company, resulting from the amortization of the deferred assets, in the year ended 12/31/2007.

Thus, new common shares and new preferred shares shall be issued, which issuance price will correspond to the daily average of the closing prices of the trading sessions of BOVESPA, weighted by the respective traded volumes, related to the period corresponding to sixty (60) days immediately prior to the date of the General Shareholders’ Meeting which decides on the capital increase, aiming at leveling the average quotations of that period to the current market value, as a way to eliminate the effects of the fluctuations occurred in the prices of the Company’s shares.

Concerning the referred shares, as agreed in the Memorandum of Merger, the shareholder Telpart will ensure to the other shareholders of the Company the preemptive right to the subscription of shares, to be exercised in a 30-day term, counted from the publication of the relevant Notice to Shareholders, in compliance with the provisions in paragraph 1 of article 171 of law no. 6,404/76. The shareholders have the right to subscribe shares of the type and class they are holders.

The amounts received from the shareholders who exercise the preemptive right will be delivered to Telpart, pursuant to paragraph 2, of article 171, of Law 6,404/76.

1
Management proposal for the capitalization of reserve

2 - Proposal of capitalization of reserves

The Company’s Management, in compliance with the provisions in article 199 of Law no. 6,404/76 and articles 7 and 40 sole paragraph of the Bylaws, proposes to the General Meeting the capital stock increase, without the issuance of shares, in the amount of fifty one million, thirty five thousand, five hundred five reais and five centavos (R$51,035,505.05), upon capitalization of a portion of the balance of profit reserves, as shown below:

Description	Balances on 12/31/07	Capitalization Goodwill Benefit 2007 (Item 1)	Adjusted Balances	Capitalization art. 199 of Law 6404 (Item 2)	Balances After Capitalization
Legal Reserve	56,130,064.19		56,130,064.19		56,130,064.19
Statutory Reserve for Investments	6,198,536.22		6,198,536.22	(6,198,536.22)	-
Retained Earnings	577,385,000.81		577,385,000.81	(44,836,968.83)	532,548,031.98

Total Profit Reserves	639,713,601.22		639,713,601.22	(51,035,505.05)	588,678,096.17

Capital Stock	515,000,000.00	22,964,494.95	537,964,494.95	51,035,505.05	589,000,000.00
Portion in excess of Capital Stock			101,749,106.27

As a result of the capitalizations proposed above (items 1 and 2), the Company’s subscribed and fully paid-up capital stock will increase from five hundred fifteen million reais (R$515,000,000.00) to five hundred eighty nine million reais (R$589,000,000.00)

Belo Horizonte, February 25, 2008.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

2
Management proposal for the capitalization of reserve

     TELEMIG CELULAR PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER’S ID (CNPJ) 02.558.118 -0001/65
CORPORATE REGISTRY ID (NIRE) 3130002535-7
(PUBLICLY-HELD COMPANY)

MANAGEMENT GLOBAL COMPENSATION

APPROVED IN 2007	2008
R$2,500,000.00	R$2,500,000.00

NOTE: THE AMOUNTS ABOVE INCLUDE FIXED COMPENSATION, VARIABLE COMPENSATION (MAXIMUM), PRIVATE PENSION, HEALTH PLAN, LIFE INSURANCE AND SAFETY MARGIN.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ André Mastrobuono

Name:	André Mastrobuono
Title:	CEO, CFO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.